Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

October 13, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ivan Griswold, Esq.

RE:	Frontier Digital Media Group, Inc.;
Registration Statement on Form S-1/A1
Filed July 9, 2015
SEC File No. 333-205571

Dear Mr. Griswold:

Filed electronically on behalf of Frontier Digital Media Group, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of August 5, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

General

1. The Company respectfully disagrees with the staff’s contention that it is a “shell” company as defined by Rule 405 of the Securities Act. The Company has been in business since 2011, and had revenue of $35,033 in 2013 and $50,898 in 2014. The Company is actively providing its customers with services including but not limited to: website design, website hosting, search engine optimization (SEO), marketing, advertising, and support. While it is acknowledged that a portion of the Company’s revenues have been generated from related parties, it is submitted that this is not unusual, as many companies rely upon friends and family during their early stages for the business necessary to survive. In fact, the Company is filing the Registration Statement for the express purpose of raising the funds management deems currently necessary to allow the Company to grow to the next stage.

Management believes the Company provides valuable and reliable services and has a realistic business plan that will be able to attract capital from investors who quite reasonably wish to invest in a Company that can provide some liquidity, as well as who understand the value of the services the Company provides its clients.

Causing the Company to define itself as a “shell” company is not only not accurate, it defeats a significant objective of the Company in filing the Registration Statement.

2. The relevant disclosure in the Amendment has been revised to disclose that during 2014 and into 2015 a majority of the Company’s revenues were generated from related parties, including the Risk Factor section, the Prospectus Summary, the Business section and MD&A, as well as Certain Relationships and Related Transactions. See pages 1, 5, 24 and 32.

Cover Page

3. The disclosure in the Amendment has been revised to indicate the maximum gross proceeds and the maximum net proceeds in all applicable locations if all of the shares being offered are sold.

4. The table has been removed in the Amendment.

Summary of Prospectus

5. The disclosure in the Amendment has been revised and enhanced to correctly indicate the Company’s decision to make use of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Specifically, the second paragraph on page 11 has been revised to eliminate the contradiction that existed between the “Emerging Growth Company” section on page 3 and the relevant disclosure on page 11.

Risk Factors

6. The Amendment includes a new risk factor disclosing the minimum number of months that the Company expects it will be able to conduct operations using currently available capital resources, as well as the minimum additional dollar amount we will require to fund business activities for the next 12 months. See pages 6 and 34.

7. The Amendment includes a new risk factor detailing the lack of experience of Ms. Dunda. See page 10.

8. The language pertaining to the Sarbanes-Oxley Act on page 9 has been deleted. Further, the related disclosure on page 26 has also been revised.

9. The Amendment contains a new risk factor alerting investors that the Company is subject only to Section 15(d) of the Exchange Act. See page 16.

Use of Proceeds

10. As per the request, we have revised our discussion on page 22 to include a column in the table assuming the sale of 50% of the securities in the offering to give potential investors a better understanding of the range of possible outcomes.

11. The Dilution section has been revised in the Amendment to reflect the staff’s comment. See page 23.

Description of Our Business

Business, page 19

12. As per the request we have expanded our disclosure to indicate that the results obtained for this client cannot be representative of the results the Company will obtain for its other clients. See page 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

13. The Company has not experienced any material challenges in growing or maintaining its client base other than having insufficient capital for marketing of its services. During the first quarter of 2014, the Company was involved in completing some larger jobs that generated larger revenues, which detracted from the time that management could devote to marketing. Because of the nature of the services provided by the Company, its clients are not long term clients, but rather, are project oriented. Once a project is completed, these clients do not continue to retain the Company’s services. Therefore, as indicated in the Amendment, income can vary dramatically from month to month and quarter to quarter, as it does in most service related businesses. See pages 32-33.

14. The disclosure in the Amendment has been revised to disclose again the number of clients with whom we have verbal agreements. Additionally, the Risk Factor section in the Amendment has been expanded to address this issue. See pages 6, 20 and 25.

Directors, Executive Officers, Promoters and Control Persons

15. We have deleted the section on Conflicts of Interest of management in the Amendment because no member of management currently has any conflicts of interests. See page 29.

16. The convertible notes held by Venture Vest Capital Corporation have been amended to delete the conversion right. Accordingly, there is no longer a need to include Venture Vest’s ownership in the beneficial ownership table. A copy of the new note is included in the Amendment as an exhibit.

17. The Amendment contains additional disclosure on the nature of the related party’s relationship and includes specific names. See page 31.

18. The relevant notes are no longer convertible. Please note our response 16, above.

19. The Form of Subscription Agreement is included in the Amendment as an exhibit.

20. The opinion has been revised.

21. The signature page has been revised to reflect the name of the city in which it was executed.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Andrew I. Telsey

ANDREW I. TELSEY, P.C.

For the Firm

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